UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

QUANTUM CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

224 Airport Parkway, Suite 550

(Address of Principal Executive Office (Street and Number))

San Jose, California 95110

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Quantum Corporation (“Quantum” or the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2019 (the “Form 10-K”) by June 14, 2019, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

As previously disclosed, the Company received a subpoena from the Securities and Exchange Commission (“SEC”) regarding its accounting practices and internal controls related to revenue recognition for transactions commencing April 1, 2016, which was subsequently revised in discussions with the SEC to include transactions commencing January 1, 2015. In response to the subpoena, the Company has produced certain documents and provided certain information to the Staff of the SEC. Following receipt of the SEC subpoena, as previously disclosed, the audit committee (the “Audit Committee”) of the Company’s Board of Directors (the “Board”) began an independent investigation of the Company’s accounting practices and internal control over financial reporting related to revenue recognition for transactions commencing on January 1, 2016 with the assistance of independent advisors. Subsequently, a special committee of the Board (the “Special Committee”) consisting of two members of the Audit Committee undertook to continue the investigation.

The Company previously announced in its Current Report on Form 8-K filed with the SEC on September 14, 2018 that the Special Committee has substantially completed and finalized its principal findings with respect to its investigation. The principal findings include a determination that the Company engaged in certain business and sales practices that may undermine the Company’s historical accounting treatment for transactions with several key distributors and at least one end customer. The identified transactions potentially affected by such practices date from at least the fourth quarter of fiscal 2015 through the fourth quarter of fiscal 2018. The Special Committee also found that these business and sales practices may have resulted in the Company recognizing revenue for certain transactions prior to satisfying the criteria for revenue recognition required under U.S. Generally Accepted Accounting Principles (“GAAP”).

On September 14, 2018, and as previously disclosed, the Board concluded that the Company’s previously issued consolidated financial statements and other financial data for the fiscal years ended March 31, 2015, March 31, 2016 and March 31, 2017, contained in its Annual Reports on Form 10-K, and its condensed consolidated financial statements for the quarters and year-to-date periods ended June 30, 2015, September 30, 2015, December 31, 2015, June 30, 2016, September 30, 2016, December 31, 2016, June 30, 2017 and September 30, 2017 contained in its Quarterly Reports on Form 10-Q (collectively, the “Non-Reliance Periods”) should no longer be relied upon because of misstatements described further below. The Board also determined that the Company’s disclosures related to such financial statements and related communications issued by or on behalf of the Company with respect to the Non-Reliance Periods, including management’s assessment of internal control over financial reporting and disclosure controls and procedures, should no longer be relied upon. The determination by the Board (the “Non-Reliance Determination”) was made upon the recommendation of the Audit Committee, as a result of the investigation described above and after consultation with the Company’s management team.

The Company has determined that the accounting treatment historically applied by the Company for certain transactions occurring during the Non-Reliance Periods was not appropriate and inconsistent with the business and sales practices identified in the investigation, which resulted in the Company recognizing revenue for those transactions prior to satisfying the criteria for revenue recognition required under GAAP. Revenue recognized prematurely will be recognized in different historical periods or, where the criteria for recognition of revenue under GAAP have not yet been satisfied, may be recorded in future periods upon satisfaction of the criteria required by GAAP. Based on its preliminary analysis, which remains subject to change, the Company previously reported its estimate that: (i) as of September 30, 2017, the end of the last fiscal quarter publicly reported by the Company, there was between approximately $25 million and $35 million of prematurely recognized revenue in the historical periods that may be recognized in periods subsequent to that date upon satisfaction of the criteria required by GAAP; and (ii) as of March 31, 2019, the end of its most recently completed fiscal quarter, there was between approximately $3 million and $10 million of prematurely recognized revenue in the historical periods that may be recognized in future periods upon satisfaction of the criteria required by GAAP. Additionally, other known misstatements will be corrected in connection with the restatement of the Company’s historical financial statements.

The Company’s management has retained separate advisors to assist it with an assessment of the accounting matters related to the Special Committee investigation, including the periods identified by the Special Committee and prior to those covered by the SEC subpoena, including the determination and quantification of misstatements in these periods. This assessment is ongoing, and although sufficient information is available to support the determination made by the Board and discussed above, the Company has not yet made any findings on the specific amounts to be set forth in the restated results.

In addition, the Company is evaluating the impact of the misstatements described above on its internal control over financial reporting and disclosure controls and procedures, and expects to report one or more material weaknesses in internal control over financial reporting related to this matter and to report that its internal control over financial reporting and disclosure controls and procedures were not effective as of the Non-Reliance Periods, as applicable, as well as in subsequent periods until such material weakness or weaknesses are remediated. The Company has begun to implement, will continue to implement and will continue to evaluate additional remedial measures based on the findings from the investigation.

In connection with the investigation, the Non-Reliance Determination and the misstatements described above, the Company and its advisors are performing additional work related to the periods included within the Form 10-K, which might result in adjustments to the financial statements and related disclosures included therein.

As previously disclosed by the Company on January 21, 2019, in its Current Report on Form 8-K filed with the SEC, on that date the Company dismissed its independent registered public accounting firm, PricewaterhouseCoopers, and engaged Armanino LLP to audit the Company’s consolidated financial statements for the prior periods subject to the restatement as well as for subsequent periods. The Company’s work to complete the restatement and to complete the audit work with Armanino is on-going.

As a result of these developments, the Company has been unable to complete its preparation and review of its Form 10-K in time to file within the prescribed time period without unreasonable effort or expense. While the Company continues to work expeditiously to conclude this review and file the Form 10-K as soon as practicable, the Company does not anticipate filing such Annual Report on Form 10-K within the five day extension provided by Rule 12b-25(b). The Company will continue to devote the resources necessary to address the Non-Reliance Determination and to complete the filings, which will include financial statements for the fiscal years ended March 31, 2017, 2018, and 2019 including management’s assessment of internal control over financial reporting, and for the fiscal quarters ended June 30, 2017, September 30, 2017, December 31, 2017, June 30, 2018, September 30, 2018, December 31, 2018, as soon as practicable.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Dodson	(408)	944-4000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☐    No  ☒

The Company has not filed its Annual Report on Form 10-K for the year ended March 31, 2018, or its Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2018, September 30, 2018, or December 31, 2018.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of its results of operations for the quarter ended September 30, 2018 for the reasons set forth in Part III above describing why the Form 10-Q could not be filed on time.

Cautionary Note Regarding Forward Looking Statements:

Forward-Looking Statements: This Form 12b-25 contains “forward-looking” statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company advises caution in reliance on forward-looking statements. Forward-looking statements include, without limitation, the consequences and effects of the Special Committee investigation, including on previously announced Company financial results; the Company’s estimates that: (i) as of September 30, 2017, the end of the last fiscal quarter publicly reported by the Company, there was between approximately $25 million and $35 million of prematurely recognized revenue in the historical periods that may be recognized in periods subsequent to that date upon satisfaction of the criteria required by GAAP; and (ii) as of March 31, 2019, there was between approximately $3 million and $10 million of prematurely recognized revenue in the historical periods that may be recognized in future periods upon satisfaction of the criteria required by GAAP. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statement, including the outcome of the Company’s completion of the quantification and evaluation of the specific impact of the misstatements related to revenue recognition on the Company’s financial results and previously issued financial statements, including the possibility of material adjustments thereto; and the discovery of additional and unanticipated information during the procedures required to be completed before the Company is able to file its required reports; the application of accounting or tax principles in an unanticipated manner. See also additional risk factors set forth in the Company’s periodic filings with the SEC, including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017. All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date of this filing. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

QUANTUM CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 14, 2019	By:	/s/ J. Michael Dodson
J. Michael Dodson
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).